                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 033-42582




PROSPECTUS SUPPLEMENT

(To Prospectus dated September 27, 1991)

                                3,000,000 SHARES

                      [REPUBLIC NEW YORK CORPORATION LOGO]

                         Republic New York Corporation
                       $2.8575 CUMULATIVE PREFERRED STOCK
                               ($50 STATED VALUE)
                            ------------------------
    Dividends on the $2.8575 Cumulative Preferred Stock (the "Preferred Stock") of Republic New York Corporation (the "Corporation") will be cumulative from the date of original issue and will be payable on January 1, April 1, July 1 and October 1 of each year, commencing January 1, 1998. The amount of dividends payable in respect of the Preferred Stock will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended, in respect of the dividends-received deduction. See "Description of the Preferred
Stock -- Dividends."

    The Preferred Stock may be redeemed at the option of the Corporation, in whole or in part, at any time or from time to time, on or after October 1, 2007 at $50 per share, plus, in each case, dividends accrued and accumulated but unpaid to the redemption date. See "Description of the Preferred
Stock -- Redemption."
                            ------------------------

    APPLICATION WILL BE MADE TO LIST THE PREFERRED STOCK ON THE NEW YORK STOCK EXCHANGE. TRADING OF THE PREFERRED STOCK ON THE NEW YORK STOCK EXCHANGE IS EXPECTED TO COMMENCE WITHIN A 30-DAY PERIOD AFTER THE INITIAL DELIVERY OF THE PREFERRED STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              UNDERWRITING
                                                               DISCOUNTS
                                               PRICE TO           AND         PROCEEDS TO THE
                                               PUBLIC(1)      COMMISSIONS(2) CORPORATION(1)(3)
                                             -------------    -----------    -----------------
Per Share..................................     $50.00           $1.00           $49.00
Total......................................  $150,000,000     $3,000,000      $147,000,000

------------
    (1) Plus accrued dividends, if any, from the date of issue.
    (2) The Corporation has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended.
    (3) Before deducting expenses of the Corporation estimated to be $100,000.
                            ------------------------

     The Preferred Stock is offered, subject to prior sale, when, as and if issued and accepted by the Underwriter, and to certain other conditions. It is expected that delivery of the Preferred Stock will be made on or about September 24, 1997 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

                           MORGAN STANLEY DEAN WITTER

September 17, 1997

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              --------------------

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED STOCK, INCLUDING BY ENTERING STABILIZING BIDS AND BY PURCHASING PREFERRED STOCK TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              --------------------



                                TABLE OF CONTENTS

                                                            PAGE
                                                            ----
Prospectus Supplement
---------------------
Republic New York Corporation............................   S-3
Summary Financial Information............................   S-4
Application of Proceeds..................................   S-5
Description of the Preferred Stock.......................   S-5
Underwriting.............................................   S-8
Legal Opinions...........................................   S-9

Prospectus
----------
Incorporation of Certain Documents by Reference..........     2
Available Information....................................     2
Republic New York Corporation............................     3
Application of Proceeds..................................     5
Description of the Preferred Stock Offered Hereby........     5
Description of the Corporation's Capital Stock...........    10
Plan of Distribution.....................................    12
Legal Opinions...........................................    13
Experts..................................................    13

                          REPUBLIC NEW YORK CORPORATION

         The following supersedes in its entirety the section entitled "Republic New York Corporation" in the Prospectus dated September 27, 1991 attached hereto (the "Prospectus").

         The Corporation is a bank holding company incorporated in Maryland. At June 30, 1997, the Corporation had consolidated total assets of $56.1 billion and stockholders' equity of $3.3 billion. Its principal asset is the capital stock of Republic National Bank of New York (the "Bank"). Management expects that the Bank will remain the Corporation's principal asset and source of revenue and net income in the foreseeable future. As of June 30, 1997, the Bank accounted for approximately 90% of the consolidated assets of the Corporation, and for the six months ended June 30, 1997, the Bank accounted for approximately 90% of the consolidated revenues and 95% of the consolidated net income of the Corporation. Based on total assets at December 31, 1996, the date at which such rankings were last available, the Corporation was the eighteenth largest bank holding company in the United States.

REPUBLIC NATIONAL BANK OF NEW YORK

         The Bank is a commercial bank which provides a variety of banking and financial services on a worldwide basis to corporations, financial institutions, governments and individuals. At June 30, 1997, the Bank had total assets of $49.9 billion, total deposits of $33.4 billion and total stockholder's equity of $3.3 billion. Based on total deposits at December 31, 1996, the date at which such rankings were last available, the Bank was the fifteenth largest commercial bank in the United States.

         The Bank is headquartered in New York City with over 90 domestic branch banking offices in New York City and Westchester, Nassau and Suffolk counties, as well as nine branches in south Florida. The bank maintains wholly-owned foreign banking subsidiaries in The Bahamas, Canada, Cyprus, Mexico, Russia, Uruguay, Singapore and the Cayman Islands, foreign branch offices in the Caribbean, Europe, Asia and Latin America and representative offices in Europe, Asia and Latin America. The Bank's facilities are supplemented by a network of correspondent banks throughout the world. The Bank also has an Edge Act banking subsidiary in Miami, Florida, which engages in off-shore banking activities with non-resident customers, and an Edge Act banking subsidiary in Wilmington, Delaware. The Bank owns approximately 49% of Safra Republic Holdings S.A., a European-based bank holding company with six banking subsidiaries located in France, Gibraltar, Guernsey, Luxembourg, Monaco and Switzerland.

PRINCIPAL STOCKHOLDER

         At June 30, 1997, there were 54,816,416 shares of the Corporation's common stock, $5.00 par value per share (the "Common Stock"), outstanding. As of such date, Edmond J. Safra, through his ownership of all of the outstanding shares of Saban S.A. ("Saban"), which owns directly or indirectly shares of the Corporation's Common Stock, and one other entity, beneficially owned 15,258,812 shares of Common Stock, representing approximately 27.8% of the Corporation's outstanding Common Stock. Mr. Safra, through Saban and a subsidiary thereof, has approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), through October 28, 1997, to acquire up to 1,730,400 additional shares of Common Stock of the Corporation in the open market and through privately negotiated transactions which, if all such shares of Common Stock were acquired, would result in ownership of approximately 31.0% of the Corporation's outstanding Common Stock. The Corporation knows of no other stockholder who owned, as of June 30, 1997, beneficially or of record, more than 10.0% of its outstanding voting securities.

                          SUMMARY FINANCIAL INFORMATION

         The following table sets forth, in summary form, certain financial data for each of the years in the five-year period ended December 31, 1996 and for the six-month periods ended June 30, 1996 and June 30, 1997, and is qualified in its entirety by the detailed information and consolidated financial statements included in the documents incorporated by reference in the accompanying Prospectus.

                                                          YEARS ENDED DECEMBER 31,
                                        -------------------------------------------------------------------
                                             1992          1993          1994          1995         1996
                                             ----          ----          ----          ----         ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Consolidated Summary of Income:
  Net interest income ................. $   720,364   $   775,851   $   846,474   $   818,899   $   962,185
  Provision for credit losses .........     120,000        85,000        19,000        12,000        32,000
  Net interest income after provision
     for credit losses ................     600,364       690,851       827,474       806,899       930,185
  Other operating income ..............     302,247       395,472       386,368       412,881       446,115
  Other operating expenses ............     555,342       634,965       721,476       821,665(2)    785,754
  Income before income taxes ..........     347,269       451,358       492,366       398,115       590,546
  Net income ..........................     258,883       301,205       340,008       288,649       418,840
  Net income applicable to
     common stock .....................     230,497       272,790       305,598       252,182       387,322
Per Share of Common Stock:
  Net income per share (after
   dividends on preferred stock):
          Primary ..................... $      4.42   $      5.20   $      5.79   $      4.66   $      6.97
          Fully diluted ...............        4.32          5.05          5.61          4.59          6.97
  Book value ..........................       32.71         41.57         37.38         43.24         50.01
  Dividends declared ..................        1.00          1.08          1.32          1.44          1.52
Dividend Payout Ratio (3) .............       23.15%        21.39%        23.53%        31.37%        21.81%
Average Number of Common
  Shares Outstanding (in thousands):
              Primary .................      52,204        52,466        52,736        54,060        55,595
              Fully diluted ...........      56,020        56,321        56,534        56,199        55,595
Consolidated Average
  Balances:
Interest-bearing
  deposits with banks  ................ $ 7,792,737   $ 7,452,339   $ 7,878,149   $ 7,627,905   $ 5,697,285
  Investment securities ...............  11,927,912    14,177,927    13,156,678    13,008,038    19,411,217
  Loans, net of unearned income .......   8,732,432     8,890,559     9,894,195     9,527,725    11,979,678
  Interest-earning assets .............  29,962,625    32,560,058    33,362,571    32,697,960    40,018,656
  Total assets ........................  33,667,270    37,371,326    41,421,947    41,514,836    48,634,040
  Total deposits ......................  18,634,036    20,951,074    22,096,833    22,922,932    28,631,975
  Total long-term debt ................   4,148,477     4,637,595     4,924,002     4,120,206     4,019,216
  Preferred stock .....................     540,984       556,425       630,592       635,457       574,685
  Common stockholders' equity .........   1,625,157     1,808,857     2,010,976     2,149,970     2,541,687
Return on:
  Average interest-earning assets (4) .        0.86%         0.93%         1.02%         0.88%         1.05%
  Average total assets (4) ............        0.77          0.81          0.82          0.70          0.86
  Average common stockholders'
     equity (5) .......................       14.18         15.08         15.20         11.73         15.24
Average Stockholders'
   Equity (6) to:
    Average total assets ..............        6.43%         6.33%         6.38%         6.71%         6.41%
    Average loans, net of unearned
        income ........................       24.81         26.60         26.70         29.23         26.01
Consolidated Ratio of Earnings to
   Fixed Charges and Preferred Stock
    Dividends (7):
        Excluding interest on deposits         1.55x         1.78x         1.79x         1.63x         1.84x
        Including interest on deposits         1.23          1.34          1.32          1.21          1.28



                                             SIX MONTHS ENDED
                                               June 30, (1)
                                        --------------------------
                                            1996          1997
                                            ----          ----
                                               (UNAUDITED)
Consolidated Summary of Income:
  Net interest income ................. $   465,001   $   504,775
  Provision for credit losses .........       8,000         8,000
  Net interest income after provision
     for credit losses ................     457,001       496,775
  Other operating income ..............     216,449       251,474
  Other operating expenses ............     380,236       428,682
  Income before income taxes ..........     293,214       319,567
  Net income ..........................     202,642       220,749
  Net income applicable to
     common stock .....................     187,050       209,037
Per Share of Common Stock:
  Net income per share (after
   dividends on preferred stock):
          Primary ..................... $      3.35   $      3.82
          Fully diluted ...............        3.35          3.82
  Book value ..........................       45.31         53.22
  Dividends declared ..................        0.76          0.92
Dividend Payout Ratio (3) .............       22.69%        24.08%
Average Number of Common
  Shares Outstanding (in thousands):
              Primary .................      55,870        54,699
              Fully diluted ...........      55,870        54,699
         Consolidated Average
           Balances:
           Interest-bearing
             deposits with
     banks ............................ $ 5,847,749   $ 4,859,939
  Investment securities ...............  18,606,692    22,103,440
  Loans, net of unearned income .......  11,475,761    13,669,040
  Interest-earning assets .............  38,556,395    44,044,263
  Total assets ........................  47,173,408    54,336,822
  Total deposits ......................  27,318,114    31,728,615
  Total long-term debt ................   3,935,059     4,195,864
  Preferred stock .....................     575,000       439,810
  Common stockholders' equity .........   2,465,574     2,812,716
Return on:
  Average interest-earning assets (4) .        1.06%         1.01%
  Average total assets (4) ............        0.86          0.82
  Average common stockholders'
     equity (5) .......................       15.26         14.99
Average Stockholders'
   Equity (6) to:
    Average total assets ..............        6.45%         5.99%
    Average loans, net of unearned
        income ........................       26.50         23.79
Consolidated Ratio of Earnings to
   Fixed Charges and Preferred Stock
    Dividends (7):
        Excluding interest on deposits        1.88x         1.82x
        Including interest on deposits         1.29          1.28

----------

(1) The results of operations for the six months ended June 30, 1996 and 1997 are not audited, but, in the opinion of management, all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods have been included. The results for the six months ended June 30, 1997, which include rate of return ratios on an annualized basis, are not necessarily indicative of the results that may be expected for the full year or any other interim period.

(2) Includes a provision for restructuring and related charges of $120.0 million.

(3) Calculated as dividends declared per common share divided by fully diluted earnings per common share.

(4)      Based on net income.

(5)      Based on net income applicable to common stock.

(6) Stockholders' equity includes preferred stock and common stockholders' equity.

(7) For the purpose of computing the consolidated ratio of earnings to fixed charges and preferred stock dividends, earnings represent consolidated income before income taxes plus fixed charges. Fixed charges excluding interest on deposits consist of interest on long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges including interest on deposits consist of the foregoing items plus interest on deposits.

                             APPLICATION OF PROCEEDS

         The net proceeds to be received by the Corporation from the sale of the Preferred Stock offered hereby will be used for general corporate purposes, including, from time to time, the making of advances to and investments in its subsidiaries, principally Republic National Bank of New York, the redemption of at least $50 million of the Corporation's preferred stock, and/or the reduction or refinancing of subsidiary borrowings. Such advances or investments may require the approval of bank regulatory authorities and, pending ultimate application, the net proceeds may be used to make short-term investments or to reduce short-term borrowings. Management anticipates that the Corporation may, from time to time, engage in additional debt or equity financings.



                       DESCRIPTION OF THE PREFERRED STOCK

         The following description of the particular terms of the Preferred Stock offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made. This description does not purport to be complete and is qualified in its entirety by the Corporation's Articles of Incorporation and the Articles Supplementary creating the Preferred Stock, the form of which will be filed as an exhibit to the Registration Statement.

GENERAL

         The Corporation's Articles of Incorporation currently authorize the issuance of 19,999,000 shares of preferred stock (which may be issued from time to time by, and with such designations, preferences, voting rights and other rights, qualifications, limitations and restrictions determined in a resolution of, the Corporation's Board of Directors).

         At June 30, 1997, there were outstanding 54,816,416 shares of Common Stock, 6,000,000 depositary shares each representing a one-fourth interest in a share of Adjustable Rate Cumulative Preferred Stock, Series D (the "Series D Preferred Stock Depositary Shares"), 625 shares of Series A and 625 shares of Series B Dutch Auction Rate Transferable Securities Preferred Stock ("DARTS"), 500 shares of Money Market Cumulative Preferred Stock ("MMP") and 3,000,000 shares of $1.8125 Cumulative Preferred Stock (the "$1.8125 Preferred"). The Series D Preferred Stock Depositary Shares, the DARTS, the MMP and the $1.8125 Preferred are collectively referred to as the "Other Preferred Stock". All outstanding shares of the Other Preferred Stock are fully paid and nonassessable.

         The capital stock of the Corporation does not represent or constitute a deposit account and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

         Under the Articles Supplementary creating the issue of Preferred Stock offered hereby, the Corporation is authorized to issue 3,000,000 shares of Preferred Stock. When issued and sold to the Underwriter against full payment of the purchase price therefor, the shares of Preferred Stock offered hereby will be fully paid and nonassessable. The Preferred Stock will be without par value, will have a $50 stated value per share and will rank, with respect to dividends, voting, preferences, qualifications, limitations, restrictions and the distribution of assets upon liquidation, equally with the Other Preferred Stock. The Preferred Stock will have no preemptive rights and will not be subject to any sinking fund or other obligation of the Corporation to purchase or redeem the Preferred Stock.

         The Preferred Stock is not convertible into shares of any other class or series of capital stock of the Corporation.

         American Stock Transfer & Trust Company is the registrar, transfer agent and dividend disbursing agent for the shares of Preferred Stock.

DIVIDENDS

         Holders of the Preferred Stock will be entitled to receive, but only when and as declared by the Board of Directors of the Corporation out of funds legally available therefor, an annual cash dividend of $2.8575 per share. Dividends on the Preferred Stock will be cumulative from the date of original issue and will be payable quarterly on January 1, April 1, July 1 and October 1 of each year, with the first dividend payable on January 1, 1998, representing a pro-rated amount of $.7699375 per share to cover the period from the date of original issue to January 1, 1998. The amount of dividends payable for the initial period, or any period shorter or longer than a full dividend period, shall be calculated on the basis of a 360-day year of twelve 30-day months. Dividends will be payable to holders of record as they appear on the stock transfer records of the Corporation on March 15, June 15, September 15 and December 15 in each year or if such day is not a business day, the next preceding business day.

         In recent years, tax law proposals have been released that could affect holders of the Preferred Stock that are corporations owning less than 20% (by vote and value) of the stock of the Corporation. Such proposals would reduce the dividends-received deduction applicable to the Preferred Stock held by such holders from 70% to 50%. On August 5, 1997, the Taxpayer Relief Act of 1997 (the "Tax Act") was enacted into law. The Tax Act did not contain a provision to reduce such dividends-received deduction. The Corporation cannot predict, however, whether other legislation will be proposed and enacted in the future which could reduce such dividends-received deduction.

         If, prior to 18 months after the date of the original issuance of the Preferred Stock, one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that reduce the percentage of the dividends-received deduction (currently 70%) as specified in section 243(a)(1) of the Code or any successor provision (the "Dividends-Received Percentage") with respect to dividends payable on the Preferred Stock, certain adjustments may be made in respect of the dividends payable by the Corporation, and Post Declaration Date Dividends and Retroactive Dividends (as such terms are defined below) may become payable, as described below.

         The amount of each dividend payable (if declared) per share of Preferred Stock for dividend payments made on or after the effective date of such change in the Code will be adjusted by multiplying the amount of the dividend payable described above (before adjustment) by the following fraction (the "DRD Formula"), and rounding the result to the nearest cent (with one-half cent rounded up):

                                1 - .35 (1 - .70)
                                -----------------
                                1 - .35 (1 - DRP)

         For the purposes of the DRD Formula, "DRP" means the Dividends-Received Percentage (expressed as a decimal) applicable to the dividend in question; provided, however, that if the Dividends-Received Percentage applicable to the dividend in question shall be less than 50%, then the DRP shall equal .50. No amendment to the Code, other than a change in the percentage of the dividends-received deduction set forth in section 243(a)(1) of the Code or any successor provision thereto, will give rise to an adjustment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Corporation receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Corporation or a private letter ruling or similar form of authorization from the Internal Revenue Service ("IRS") to the effect that such amendment does not apply to a dividend payable on the Preferred Stock, then such amendment will not result in the adjustment provided for pursuant to the DRD Formula with respect to such dividend. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation. Unless the context otherwise requires, references to dividends in this Prospectus Supplement and the accompanying Prospectus mean dividends as adjusted by the DRD Formula. The Corporation's calculation of the dividends payable, as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by the Corporation, shall be final and not subject to review absent manifest error.

         Notwithstanding the foregoing, if any such amendment to the Code is enacted after the dividend payable on a dividend payment date has been declared and such amendment is applicable to such dividend, the amount of the dividend payable on such dividend payment date will not be increased; instead, additional dividends (the "Post

Declaration Date Dividends") equal to the amount, if any, by which (x) the product of the dividend paid by the Corporation on such dividend payment date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividend-Received Percentage applicable to the dividend in question and .50) is greater than (y) the dividend paid by the Corporation on such dividend payment date, will be payable (if declared) to holders of Preferred Stock on the record date applicable to the next succeeding dividend payment date or, if the Preferred Stock is called for redemption prior to such record date, to the holders of Preferred Stock on the applicable redemption date, as the case may be, and will be paid on such dividend payment date or such redemption date, as the case may be, in addition to any other amounts payable on such date.

         If any such amendment to the Code is enacted and the reduction in the Dividends-Received Percentage retroactively applies to a dividend payment date as to which the Corporation previously paid dividends on the Preferred Stock (each, an "Affected Dividend Payment Date"), the Corporation will pay (if declared) additional dividends (the "Retroactive Dividends") to holders of Preferred Stock on the record date applicable to the next succeeding dividend payment date (or, if such amendment is enacted after the dividend payable on such dividend payment date has been declared, to holders of Preferred Stock on the record date following the date of enactment) or, if the Preferred Stock is called for redemption prior to such record date, to holders of Preferred Stock on the applicable redemption date, as the case may be, and will be paid on such dividend payment date or such redemption date, as the case may be, in an amount equal to the amount, if any, by which (x) the product of the sum of the dividends paid by the Corporation on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage and .50 applied to each Affected Dividend Payment Date) is greater than (y) the sum of the dividends paid by the Corporation on each Affected Dividend Payment Date. The Corporation will only make one payment of Retroactive Dividends for any such amendment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Corporation receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Corporation or a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend payable on an Affected Dividend Payment Date for the Preferred Stock, then such amendment will not result in the payment of Retroactive Dividends with respect to such Affected Dividend Payment Date. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

         Notwithstanding the foregoing, no adjustment in the dividends payable by the Corporation shall be made, and no Post Declaration Date Dividends or Retroactive Dividends shall be payable by the Corporation, in respect of the enactment of any amendment to the Code 18 months or more after the date of original issuance of the Preferred Stock that reduces the Dividends-Received Percentage.

         In the event that the amount of dividends payable per share of the Preferred Stock is adjusted pursuant to the DRD Formula and/or Post Declaration Date Dividends or Retroactive Dividends are to be paid, the Corporation will give notice of each such adjustment and, if applicable, any Post Declaration Date Dividends and Retroactive Dividends to the affected holders of Preferred Stock.

LIQUIDATION RIGHTS

         The liquidation preference for shares of Preferred Stock is $50 per share plus an amount equal to all dividends thereon (whether or not earned or declared) accrued to and unpaid through the date of final distribution.
 Neither the consolidation nor the merger of the Corporation with or into any other corporation or corporations nor a reorganization of the Corporation alone nor the sale or transfer by the Corporation of all or substantially all of its assets shall be deemed to be a dissolution or liquidation of the Corporation.

         The holders of the shares of Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preference of any shares of the Corporation's capital stock ranking senior to the Preferred Stock as to rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. No such senior capital stock of the Corporation is currently outstanding, and the holders of Preferred Stock will have certain voting rights with respect to the creation of any such senior capital stock. See "Voting Rights" in the accompanying Prospectus.

         The Corporation is a legal entity separate and distinct from the Bank and its other subsidiaries. Accordingly, the right of the Corporation, its stockholders and its creditors to participate in any distribution of the assets or earnings of the Bank and the Corporation's other subsidiaries is necessarily subject to the prior claims of the respective creditors of the Bank or the Corporation's other subsidiaries, except to the extent that claims of the Corporation in its capacity as a creditor of the Bank or its other subsidiaries may be recognized.

REDEMPTION

         The Preferred Stock may be redeemed on or after October 1, 2007, at the option of the Corporation, for cash, on at least 30 but not more than 60 days' notice at any time or from time to time, as a whole or in part, at $50 per share, plus, in each case, dividends accrued and accumulated but unpaid to the redemption date.

         Any such redemption may be effected only with prior approval of the Federal Reserve Board, which, under current policy, would only be granted if such redemption were to be made out of the proceeds of the issuance of Common Stock or other higher form of capital under the risk-based capital guidelines and if the capital position of the banking organization is deemed fully adequate by the Federal Reserve Board. If fewer than all the outstanding shares of the Preferred Stock are redeemed, the Corporation will select those to be redeemed by lot or a substantially equivalent method.

VOTING RIGHTS

         Except as set forth below or as otherwise, from time to time, required by law or the Corporation's Articles of Incorporation, holders of the Preferred Stock will not have any voting rights.

         Whenever dividends on any shares of the Preferred Stock shall be in arrears for six consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with the Other Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors (on the terms set forth below) of the Corporation at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such shares of Preferred Stock and Other Preferred Stock shall have been fully paid or set aside for payment. In such case, the entire board of directors of the Corporation will be increased by two directors.

         The holders of the Preferred Stock are entitled to one vote per share and the holders of the $1.8125 Preferred and the holders of the Series D Preferred Stock Depositary Shares are entitled to one-half vote per share on all matters on which they are entitled to vote (representing one vote per $50 of liquidation preference). The holders of the DARTS and the holders of the MMP are entitled to 2,000 votes per share on all matters on which they are entitled to vote (representing one vote per $50 of liquidation preference).

         For further information regarding the voting rights of the Preferred Stock see "Description of Preferred Stock Offered Hereby -- Voting Rights" in the accompanying Prospectus.


                                  UNDERWRITING

         Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, Morgan Stanley & Co. Incorporated (the "Underwriter") has agreed to purchase, and the Corporation has agreed to sell to the Underwriter, the 3,000,000 shares of Preferred Stock offered hereby

         The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that, if any of the foregoing shares are purchased by the Underwriter pursuant to the Underwriting Agreement, all such shares must be so purchased. The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriter may be required to make in respect thereof.

         The Corporation has been advised that the Underwriter proposes to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain selected dealers (who may include the Underwriter) at such public offering price less a concession not to exceed $.60 per share. The selected dealers may reallow a concession to certain other dealers not to exceed $.25 per share. After the initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriter.

         In connection with the offering of the Preferred Stock, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Preferred Stock.
 Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Preferred Stock.

         If the Underwriter creates a short position in the Preferred Stock in connection with the offering (i.e., if it sells more shares of Preferred Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Preferred Stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

         Application will be made to list the Preferred Stock on the New York Stock Exchange, subject to official notice of issuance. Trading of the Preferred Stock on the New York Stock Exchange is expected to commence within a 30 day period after the initial delivery of the Preferred Stock. The Underwriter has advised the Corporation that it intends to make a market in the Preferred Stock prior to the commencement of trading on the New York Stock Exchange.


                                 LEGAL OPINIONS

         The validity of the shares of Preferred Stock offered hereby will be passed upon for the Corporation by William F. Rosenblum, Jr., Senior Vice President, Deputy General Counsel and Corporate Secretary of the Corporation, and for the Underwriter by Brown & Wood LLP, One World Trade Center, New York, New York 10048-0557, counsel to the Underwriter. Such counsel will rely as to matters of Maryland law on the opinion of Piper & Marbury L.L.P., 36 South Charles Street, Baltimore, Maryland 21201.

PROSPECTUS

                                                                  [LOGO]

REPUBLIC NEW YORK CORPORATION



PREFERRED STOCK



Republic New York Corporation (the "Corporation") may issue from time to time in one or more series its Preferred Stock, without par value, with an aggregate initial public offering price not to exceed $250,000,000 (the "Preferred Stock"). The Preferred Stock may be issued in amounts, at prices and on other terms to be determined in light of market conditions at the time of sale. The specific number of shares, designation, stated value and liquidation preference of each share, issuance price, dividend rate or method of calculation, dividend periods, dividend payment dates, voting rights, any redemption or sinking fund provisions, any conversion or exchange provisions, and other specific terms of each series of Preferred Stock in respect of which this Prospectus is being delivered shall be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").



                            ------------------------



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                            ------------------------



The Preferred Stock may be sold directly by the Corporation or through agents, underwriters or dealers designated from time to time. If any agents or underwriters of the Corporation are involved in the sale of the Preferred Stock, the names of such agents or underwriters and any applicable fees, commissions or discounts shall be set forth in the Prospectus Supplement. The net proceeds to the Corporation from such sale also shall be set forth in the Prospectus Supplement.




                            ------------------------




The date of this Prospectus is September 27, 1991.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents heretofore filed by the Corporation with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

      1. Annual Report on Form 10-K for the year ended December 31, 1990, filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act");

      2. Quarterly Reports on Form 10-Q, filed with the Commission pursuant to Section 13 of the Exchange Act on May 14, 1991 and August 14, 1991; and

      3. Current Reports on Form 8-K, filed with the Commission pursuant to
Section 13 of the Exchange Act on February 15, 1991 and May 14, 1991.

      All reports subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Preferred Stock shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE DIRECTED TO:
                          REPUBLIC NEW YORK CORPORATION
                          452 FIFTH AVENUE
                          NEW YORK, NEW YORK 10018
                          ATTENTION: OFFICE OF THE SECRETARY
         TELEPHONE REQUESTS MAY BE DIRECTED TO (212) 525-6100.

         No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus or the Prospectus Supplement, in connection with the offering contemplated hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Corporation or any underwriter, dealer or agent. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Preferred Stock to which they relate and do not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or the Prospectus Supplement, nor any sale made hereunder or thereunder, shall, under any circumstances, create any implication that there has been no change in the affairs of the Corporation since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to such date.

                              AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10007, and Chicago Regional Office, Room 3190, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois 60604, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Corporation can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      Additional information regarding the Corporation and the Preferred Stock is contained in the Registration Statement and the Exhibits thereto filed with the Commission under the Securities Act of 1933. The Registration Statement and the Exhibits thereto may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                          REPUBLIC NEW YORK CORPORATION

      Republic New York Corporation (the "Corporation") is a bank holding company. At June 30, 1991, the Corporation had consolidated total assets of $29.7 billion and stockholders' equity of $1.9 billion. Its principal asset is the capital stock of Republic National Bank of New York (the "Bank"). Management expects that the Bank will remain the Corporation's principal asset and source of revenue and net income in the foreseeable future. As of June 30, 1991, the Bank accounted for more than 75% of the consolidated assets of the Corporation, and for the six months ended June 30, 1991, the Bank accounted for more than 70% of the consolidated revenues and more than 75% of the consolidated net income of the Corporation. Based on total assets at June 30, 1991, the Corporation was the twenty-third largest bank holding company in the United States.

      The Bank is a commercial bank which provides a variety of banking and financial services on a worldwide basis to corporations, financial institutions, governments and individuals. At June 30, 1991, the Bank had total assets of $23.4 billion, total deposits of $17.3 billion and total stockholder's equity of $1.7 billion. Based on total deposits at December 31, 1990, the date rankings were last available, the Bank was the eighteenth largest bank in the United States.

      The Bank is headquartered in New York City with 29 domestic branch banking offices in New York City and Westchester and Rockland counties. The Bank maintains wholly-owned foreign banking subsidiaries in The Bahamas, Canada, Uruguay, Singapore and the Cayman Islands, eight foreign branch offices in the Caribbean, Europe, the Far East and Latin America and representative offices in the Far East and Latin America. The Bank's facilities are supplemented by a network of correspondent banks throughout the world. The Bank also has Edge Act banking subsidiaries in Los Angeles, California and Miami, Florida. The Bank owns 48.6% of Safra Republic Holdings S.A. ("Safra Republic"), a European-based bank holding company with five banking subsidiaries located in France, Gibraltar, Guernsey, Luxembourg and Switzerland.

      The Corporation's other significant bank subsidiary is The Manhattan Savings Bank ("Manhattan"), the institution resulting from the merger in May 1990 of The Manhattan Savings Bank, a mutual savings bank ("MSB"), with and into the Corporation's wholly-owned capital stock savings bank subsidiary, The Williamsburgh Savings Bank ("Williamsburgh"). At such time, MSB converted to a capital stock savings bank and simultaneously merged with and into Williamsburgh, which thereafter changed its name to "The Manhattan Savings Bank".

      At June 30, 1991, Manhattan had total assets of $6.1 billion, total deposits of $5.2 billion and total stockholder's equity of $518 million. Manhattan's principal banking office is located at 415 Madison Avenue, New York, New York. In addition, Manhattan has 26 full service branch banking offices in New York City and Nassau, Suffolk and Westchester counties.

      Manhattan is engaged in the granting of mortgages on residential real property located primarily in New York State, including one to four family dwellings and existing multi-family residential dwellings. Manhattan's deposit activities include accepting savings, demand, money market, fixed-rate individual retirement, Keogh and NOW accounts. Manhattan also provides consumer credit and is active in the bond market. In providing such banking services, Manhattan competes with other savings banks, thrift institutions, insurance companies, domestic commercial banks and other providers of financial services.

      The Corporation has another significant subsidiary, Republic Factors Corp. ("Factors"), which engages in factoring activities, purchasing, without recourse, from approximately 450 clients, accounts receivable which are due from approximately 55,000 customers throughout the United States. Factors is paid a commission for its services and is called upon at times to make advances to certain clients prior to the payment of receivables balances by customers. Factors' headquarters and principal office is located in New York, New York. In addition, Factors has offices located in Los Angeles, California and Charlotte, North Carolina.

      The Corporation is a legal entity separate and distinct from the Bank, Manhattan and Factors. Accordingly, the right of the Corporation, its stockholders and its creditors to participate in any distribution of the assets or earnings of the Bank, Manhattan or Factors is necessarily subject to the prior claims of creditors of the Bank, Manhattan or Factors, except to the extent that claims of the Corporation in its capacity as a creditor of the Bank, Manhattan or Factors may be recognized.

      The Corporation's principal executive offices are located at 452 Fifth Avenue, New York, New York 10018, and its telephone number is (212) 525-6100.

SUPERVISION AND REGULATION

      The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has established guidelines implementing risk-based capital requirements for bank holding companies. The guidelines are in the process of being phased in and will become final at the end of 1992. At such time, the minimum ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) will be increased to 8.0% from the current requirement of 7.25%. At least half of the total capital is to be composed of common equity and a limited amount of qualifying cumulative and noncumulative perpetual preferred stock, less goodwill ("Tier 1 capital"). The remainder may consist of certain unsecured debt, subordinated debt, perpetual and redeemable preferred stock and a limited amount of loan loss reserves ("Tier 2 capital").

      Under Federal Reserve Board policy, the Corporation is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary bank in circumstances in which it might not do so absent such policy. In addition, any capital loans by the Corporation to any subsidiary bank would be subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank.

      It should be noted that the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") provides for cross-guarantees of the liabilities of insured depository institutions pursuant to which any bank or savings association subsidiary of a holding company may be required to reimburse the Federal Deposit Insurance Corporation (the "FDIC") for any loss or anticipated loss to the FDIC that arises from a default of any of such holding company's other subsidiary banks or savings associations or assistance provided to such an institution in danger of default. The domestic banking subsidiaries of the Corporation are subject to such cross-guarantees.

      In addition, FIRREA provided for an increase in insurance premiums assessed on bank deposits. The rate was increased to .23% effective July 1, 1991. Proposed legislation would establish a ceiling on such insurance premiums at .30%.

PROPOSED LEGISLATION

      Various legislative proposals are pending in Congress concerning the banking industry, including proposals to reform deposit insurance, expand the powers of banking organizations into new financial service industries and revise the structure of the bank regulatory system. One of the currently contemplated proposals involves the imposition of a large one-time FDIC assessment. However, given the early stages of the legislative process, the Corporation cannot now assess the impact, if any, which such legislation might have on the Corporation's financial condition or results of operations.

PRINCIPAL STOCKHOLDER

      At June 30, 1991, there were 34,643,344 shares of the Corporation's common stock, $5.00 par value per share (the "Common Stock"), outstanding. As of such date, Edmond J. Safra, through Saban S.A. ("Saban") and two other entities, beneficially owned 9,992,810 shares of Common Stock representing approximately 28.8% of the Corporation's outstanding Common Stock. The Corporation knows of no other stockholder who owned, as of June 30, 1991, beneficially or of record, more than 10.0% of its outstanding voting securities.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                                                      SIX MONTHS
                                                                                        ENDED
                                                                                       JUNE 30,
                                           YEARS ENDED DECEMBER 31,
                                        ---------------------------------------     ------------
                                        1986      1987     1988    1989    1990     1990    1991
                                        ----      ----     ----    ----    ----     ----    ----
Excluding interest on deposits.....     1.54 X    1.13X    1.56X   1.01X   1.32X    1.33X   1.47X
Including interest on deposits......    1.15      1.03     1.12    1.00    1.10     1.09    1.14

      For the purpose of computing the consolidated ratio of earnings to fixed charges and preferred stock dividends, earnings represent consolidated income before income taxes and extraordinary item plus fixed charges. Fixed charges and preferred stock dividends excluding interest on deposits consist of interest on long-term debt and short-term borrowings, one-third of rental expense (which is deemed representative of the interest factor) and the pre-tax equivalent of preferred stock dividends. Fixed charges and preferred stock dividends including interest on deposits consist of the foregoing items plus interest on deposits.


                             APPLICATION OF PROCEEDS

      Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Preferred Stock will be used for general corporate purposes. Pending ultimate application, the net proceeds may be used to make short-term investments or reduce short-term borrowings.

      Management anticipates that the Corporation may, from time to time, engage in additional financings, which may include the issuance of debt and/or equity securities otherwise than pursuant to this Prospectus.


                DESCRIPTION OF THE PREFERRED STOCK OFFERED HEREBY

      The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock offered by any Prospectus Supplement will be specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, the terms of any series of Preferred Stock may differ from the terms set forth below. The description of the terms of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles Supplementary relating to the applicable series of Preferred Stock, which Articles will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part.

GENERAL

      Pursuant to the Corporation's Articles of Incorporation and the Maryland General Corporation Law, the Board of Directors of the Corporation has the authority, without further stockholder action, to issue from time to time up to a maximum of 15,000,000 shares of preferred stock without par value, in one or more series and for such consideration as may be fixed from time to time by the Board of Directors of the Corporation and to fix before the issuance of any shares of preferred stock of a particular series, the designation of such series, the number of shares to comprise such series, the dividend rate or rates payable with respect to the shares of such series, the redemption price or prices, if any, and the terms and conditions of the redemption, the voting rights, any sinking fund provisions for the redemption or purchase of the shares of such series, the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable, and any other relative rights, preferences and limitations pertaining to such series. As of the date of this Prospectus, the Corporation had outstanding five issues of preferred stock, designated as the "Cumulative Preferred Stock, Floating Rate Series B", the "Dutch Auction Rate Transferable Securities Preferred Stock, Series A and B", the "Remarketed Preferred Stock", the "Money Market Cumulative Preferred Stock" and the "$3.375 Cumulative Convertible Preferred Stock". See "Description of the Corporation's Capital Stock -- General"

      Under interpretations adopted by the Federal Reserve Board, if the holders of Preferred Stock of any series become entitled to vote for the election of directors because dividends on such series are in arrears as described under "Voting Rights" below, such series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over the Corporation) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1956, as amended. In addition, at such time as such series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire 5% or more of such series, and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire 10% or more of such series.

      The Preferred Stock shall have the dividend, liquidation, redemption, voting and conversion or exchange rights set forth below unless otherwise specified in the applicable Prospectus Supplement. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the designation, stated value and liquidation preference of such Preferred Stock and the number of shares offered; (ii) the initial public offering price at which such shares will be issued; (iii) the dividend rate or rates (or method of calculation), the dividend periods, the date on which dividends shall be payable and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate; (iv) any redemption or sinking fund provisions; (v) any conversion or exchange provisions; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Preferred Stock.

      The Preferred Stock will, when issued against payment therefor, be fully paid and nonassessable. Unless otherwise specified in the applicable Prospectus Supplement, the shares of each series of Preferred Stock will upon issuance rank on a parity in all respects with the outstanding shares of preferred stock of the Corporation. Holders of the Preferred Stock will have no preemptive rights to subscribe for any additional securities which may be issued by the Corporation. Unless otherwise specified in the applicable Prospectus Supplement, Manufacturers Hanover Trust Company (or its successors or assigns) will be the transfer agent and registrar for the Preferred Stock.

      Because the Corporation is a holding company, its rights and the rights of holders of its securities, including the holders of Preferred Stock, to participate in the distribution of assets of any subsidiary of the Corporation upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred stockholders, except to the extent the Corporation may itself be a creditor with recognized claims against such subsidiary or a holder of preferred stock of such subsidiary.

      The shares of Preferred Stock will not be savings or deposit accounts or other obligations of a bank and will not be insured by the FDIC.

DIVIDENDS

      The holders of the Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Corporation, out of funds legally available therefor, dividends at such rates and on such dates as will be specified in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock books of the Corporation on such record dates as will be fixed by the Board of Directors of the Corporation. Dividends may be paid in the form of cash, preferred stock (of the same or a different series) or Common Stock of the Corporation, in each case as specified in the applicable Prospectus Supplement.

      Dividends on any series of Preferred Stock may be cumulative or noncumulative, as specified in the applicable Prospectus Supplement. If the Board of Directors of the Corporation fails to declare a dividend payable on a dividend payment date on any Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and the Corporation will have no obligation to pay the dividend accrued for such period, whether or not dividends on such Preferred Stock are declared or paid on any future dividend payment dates.

      The Corporation shall not declare or pay or set apart for payment any dividends on any series of its preferred stock ranking, as to dividends, on a parity with or junior to the outstanding Preferred Stock of any series unless
(i) if
such Preferred Stock has a cumulative dividend ("Cumulative Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such Preferred Stock for all dividend periods terminating on or prior to the date of payment of any such dividends on such other series of preferred stock of the Corporation, or (ii) if such Preferred Stock is Noncumulative Preferred Stock, full dividends for the then-current dividend period on such Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment. When dividends are not paid in full upon Preferred Stock of any series and any other shares of preferred stock of the Corporation ranking on a parity as to dividends with such Preferred Stock, all dividends declared upon such Preferred Stock and any other preferred stock of the Corporation ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other shares shall in all cases bear to each other the same ratio that the accrued dividends per share on such Preferred Stock (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) and such other preferred stock bear to each other. Except as set forth in the preceding sentence, unless full dividends on the outstanding Cumulative Preferred Stock of any series have been declared and paid or set apart for payment for all past dividend periods and full dividends for the then-current dividend period on the outstanding Noncumulative Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no dividends (other than in Common Stock of the Corporation or other shares of the Corporation ranking junior to such Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made, on the Common Stock of the Corporation or on any other shares of the Corporation ranking junior to or on a parity with such Preferred Stock as to dividends or upon liquidation. Unless full dividends on the Cumulative Preferred Stock of any series have been declared and paid or set apart for payment for all past dividend periods and full dividends for the then-current dividend period on the Noncumulative Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no Common Stock or any other shares of the Corporation ranking junior to or on a parity with such Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of any such shares) by the Corporation or any subsidiary of the Corporation except by conversion into or exchange for shares of the Corporation ranking junior to such Preferred Stock as to dividends and upon liquidation.

REDEMPTION

      Preferred Stock may be redeemable, in whole or in part, at the option of the Corporation, out of funds legally available therefor, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices specified in the applicable Prospectus Supplement and subject to the rights of holders of other securities of the Corporation. Preferred Stock redeemed by the Corporation will be restored to the status of authorized but unissued shares of preferred stock.

      The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Corporation in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Corporation, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Corporation pursuant to conversion provisions specified in the applicable Prospectus Supplement.

      If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Board of Directors of the Corporation and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Board of Directors of the Corporation.

      Notwithstanding the foregoing, if any dividends, including any accumulation, on Cumulative Preferred Stock of any series are in arrears, no Preferred Stock of such series shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire any Preferred

Stock of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer provided such offer is made on the same terms to all holders of the Preferred Stock of such series.

      Notice of redemption shall be given by mailing the same to each record holder of the Preferred Stock to be redeemed, not less than 30 nor more than 60 days prior to the date fixed for redemption thereof, at the address of such holder as the same shall appear on the stock books of the Corporation. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion or exchange rights, if any, as to such shares, shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder.

      If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of any shares of Preferred Stock so called for redemption, from and after the redemption date for such shares, dividends on such shares shall cease to accrue and such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive the redemption price) shall cease. Upon surrender, in accordance with such notice, of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice funds provided by the Corporation. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

CONVERSION OR EXCHANGE RIGHTS

      The Prospectus Supplement relating to a series of Preferred Stock that is convertible or exchangeable will state the terms on which shares of such series are convertible or exchangeable into Common Stock of the Corporation or another series of preferred stock.

RIGHTS UPON LIQUIDATION

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class or series of shares ranking junior to such Preferred Stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such Preferred Stock plus accrued and unpaid dividends (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods). If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to Preferred Stock of any series and any other shares of the Corporation ranking as to any such distribution on a parity with such Preferred Stock are not paid in full, the holders of such Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Corporation in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Stock of any series will not be entitled to any further participation in any distribution of assets by the Corporation.

VOTING RIGHTS

      Except as indicated below or in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to vote.

      Whenever dividends on any shares of Cumulative Preferred Stock shall be in arrears for six consecutive quarterly periods, the holders of such shares of Cumulative Preferred Stock (voting separately as a class with all other series of cumulative preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Corporation at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such shares of Cumulative Preferred Stock shall have been fully paid or set aside for payment. In such case, the entire Board of Directors of the Corporation will be increased by two directors.

      So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least two-thirds of the votes of the shares of Preferred Stock outstanding at the time, given in person or by proxy, at a meeting (voting separately as one class): (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, (ii) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock (including any class or series of Preferred Stock) which ranks on a parity with the Preferred Stock as to dividends and upon liquidation, dissolution or winding up ("Parity Stock") unless the Articles Supplementary or other provisions of the charter creating or authorizing such class or series provide that if in any case the stated dividends or amounts payable upon liquidation, dissolution or winding up are not paid in full on the Preferred Stock and all outstanding shares of Parity Stock, the shares of all Parity Stock shall share ratably in the payment of dividends, including accumulations (if any) in accordance with the sums which would be payable on all Parity Stock if all dividends in respect of all shares of Parity Stock were paid in full, and on any distribution of assets upon liquidation, dissolution or winding up ratably in accordance with the sums which would be payable in respect of all shares of Parity Stock if all sums payable were discharged in full, or (iii) amend, alter or repeal the provisions of the Articles of Incorporation, including the Articles Supplementary relating to the Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such shares of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or any outstanding series of preferred stock or any other capital stock of the Corporation, or the creation and issuance of other series of preferred stock including the Preferred Stock offered hereby, or of any other capital stock of the Corporation, in each case ranking on a parity with or junior to the Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      So long as any shares of Preferred Stock remain outstanding, the Corporation will not, without the affirmative vote of the holders of at least a majority of the votes of all shares of Parity Stock outstanding and entitled to vote at the time, (a) directly or indirectly sell, transfer or otherwise dispose of, or permit the Bank or any other subsidiary of the Corporation to issue, sell, transfer or otherwise dispose of, any shares of voting stock of the Bank, or securities convertible into or options, warrants or rights to acquire voting stock of the Bank, unless after giving effect to any such transaction the Bank remains a Controlled Subsidiary (as hereinafter defined) of the Corporation or of a Qualified Successor Company (as hereinafter defined); (b) merge or consolidate with, or convey substantially all of its assets to, any person or corporation unless the entity surviving such merger or consolidation or the transferee of such assets is the Corporation or a Qualified Successor Company; or (c) permit the Bank to merge, consolidate with, or convey substantially all of its assets to, any person or corporation unless the entity surviving such merger or consolidation or the transferee of such assets is a Controlled Subsidiary of the Corporation or of a Qualified Successor Company, except as required to comply with applicable law. The term "Qualified Successor Company" means a corporation (or other similar organization or entity whether organized under or pursuant to the laws of the United States or any State thereof or of another jurisdiction) which (i) is or is required to be a registered bank holding company under the United States Bank Holding Company Act of 1956, as amended, or any successor legislation, (ii) issues to the holders of Preferred Stock, in exchange for the shares of Preferred Stock, shares of preferred stock having at least the same relative rights and preferences as the shares of Preferred Stock (the "Exchanged Stock"), (iii) immediately after such transaction has not outstanding or authorized any class of stock or equity securities ranking prior to the Exchanged Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up and (iv) holds, as a Controlled Subsidiary or Subsidiaries, either the Bank or one or more other banking corporations which, collectively, immediately after such transaction hold substantially all of the assets and liabilities which the Bank held immediately prior to such transaction (which may be in addition to other assets and liabilities acquired in such transaction). "Controlled Subsidiary" means any corporation at least 80% of the outstanding shares of voting stock of which shall at the time be owned directly or indirectly by the Corporation or a Qualified Successor Company. In connection with the exercise of the voting rights described in this paragraph, the holders of all series of Parity Stock which are granted such voting rights will vote as a class.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock shall have been redeemed or sufficient funds shall have been deposited in trust to effect such redemption.

                DESCRIPTION OF THE CORPORATION'S CAPITAL STOCK

GENERAL

      At June 30, 1991, there were outstanding 34,643,344 shares of Common Stock (which will increase to approximately 52,000,000 shares following the three-for-two split of the Common Stock payable on October 21, 1991), 688,500 shares of Cumulative Preferred Stock, Floating Rate Series B (the "Floating Rate Preferred Stock"), 625 shares of Series A and 625 shares of Series B Dutch Auction Rate Transferable Securities Preferred Stock ("DARTS"), 769 shares of Remarketed Preferred Stock ("RP"), 500 shares of Money Market Cumulative Preferred Stock ("MMP") and 3,450,000 shares of $3.375 Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The Floating Rate Preferred Stock, the DARTS, the RP and the MMP are collectively referred to as the "Other Preferred Stock". All outstanding shares of Common Stock, the Other Preferred Stock and the Convertible Preferred Stock are fully paid and nonassessable. The "Other Preferred Stock" and the "Convertible Preferred Stock" are collectively referred to below as the "Outstanding Preferred Stock". The capital stock of the Corporation does not represent or constitute a deposit account of a bank and is not insured by the FDIC.

      The Corporation is limited as to the payment of dividends and other distributions on its Common Stock and preferred stock by the provisions of several instruments governing the Corporation's outstanding debt. The most restrictive of these provisions limits distributions on the Corporation's Common Stock and preferred stock to the sum of the Corporation's consolidated net income retained since January 1, 1985, the proceeds of certain sales of securities by the Corporation since such date and $200 million. At December 31, 1990, such distributions were limited to $850 million.

      The statements made under this caption include summaries of certain provisions contained in the Company's Articles of Incorporation and By-Laws and of various Articles Supplementary pursuant to which the Outstanding Preferred Stock has been issued. These statements do not purport to be complete and are qualified in their entirety by reference to such Articles of Incorporation and By-Laws and such Articles Supplementary.

COMMON STOCK

      General. The Corporation's Articles of Incorporation currently authorize the issuance of 150,000,000 shares of Common Stock. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that has been issued and may be issued in the future. The Board of Directors may cause shares of preferred stock to be issued to obtain additional financing, in connection with acquisitions, to officers, directors and employees of the Corporation and its subsidiaries pursuant to benefit plans or otherwise and for other corporate purposes.

      Dividends. The Corporation may pay dividends on the Common Stock out of funds legally available therefor when, as and if declared by the Board of Directors. Currently, the principal sources of funds available for the payment of dividends are dividends received from the Bank, Manhattan and Factors and earnings from investments. The payment of dividends by the Bank and Manhattan is subject to limitations imposed by the laws and applicable regulations of the United States, the State of New York and the Office of the Comptroller of the Currency. In addition, the ability of the Corporation, the Bank and Manhattan to pay dividends is subject to potential limitations contained in the loan agreements reflecting separate borrowings by each of these three companies. These limitations are based on the level of retained earnings of each of the three entities. If dividends paid by Manhattan exceed the amount of its earnings and profits accumulated after 1951 as computed for Federal income tax purposes, such excess could be deemed, for Federal income tax purposes, to have been paid out of Manhattan's bad debt reserves, in which case Manhattan would have additional gross income. Manhattan, however, does not anticipate that dividends paid will exceed such tax earnings and profits. There are no regulatory or contractual restrictions on Factors' ability to pay dividends to the Corporation.

      Voting Rights. Except as described under "The Outstanding Preferred Stock -- Voting Rights" below, the holders of the Common Stock currently possess exclusive voting rights in the Corporation. The Board of Directors of the Corporation may, however, specify voting power with respect to any preferred stock which may be issued in the future. Each holder of Common Stock is entitled to one vote per share. There is no cumulative voting in the election of directors. Actions requiring approval of stockholders generally require approval by a majority vote of outstanding shares.

      Liquidation Rights. In the event of liquidation, dissolution, or winding up of the Corporation, the holders of its Common Stock would be entitled to receive, after payment of all of its debts, liabilities and of all sums to which holders of any preferred stock may be entitled, all of the remaining assets of the Corporation.

      Preemptive Rights. Holders of the Common Stock are not entitled to preemptive rights with respect to any shares that may be issued.

THE OUTSTANDING PREFERRED STOCK

      General. The Outstanding Preferred Stock has preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation. Holders of the Outstanding Preferred Stock do not have any preemptive rights.

      Dividends. Dividends on the outstanding Other Preferred Stock are cumulative and are at floating rates periodically determined on the basis of various formulae or auction procedures. Dividends on the Convertible Preferred Stock are cumulative and are payable quarterly at an annual rate of $3.375 per share.

      Voting Rights. Whenever dividends on the Outstanding Preferred Stock are not paid in full (for six consecutive quarterly periods, in the case of the Convertible Preferred Stock, the Floating Rate Preferred Stock and the DARTS, and for such number of dividend periods which shall in the aggregate contain not less than 540 days, in the case of the RP and for not less than 540 consecutive days, in the case of the MMP), the holders of the Outstanding Preferred Stock for which dividend payments are in arrears shall be entitled to vote as a class for the election of two directors until all past due dividends have been paid or provided for. The holders of the Convertible Preferred Stock and the Floating Rate Preferred Stock are entitled to one vote per share on all matters on which they are entitled to vote (representing one vote per $50 of liquidation preference). The holders of the DARTS, the MMP and the RP are entitled to 2,000 votes per share on all matters on which they are entitled to vote (representing one vote per $50 of liquidation preference). Holders of the Outstanding Preferred Stock also have voting rights (a) in the case of the Corporation's authorization, creation or issuance, or any increase in authorized or issued amounts, of any class or series of stock ranking either prior to such Outstanding Preferred Stock or, in certain cases, on a parity therewith or (b) in connection with the amendment, authorization or repeal of provisions of the Corporation's Articles of Incorporation (including Articles Supplementary relating to such Outstanding Preferred Stock) that would materially and adversely affect any right, preference, privilege or voting power of such shares of Outstanding Preferred Stock or the holders thereof. The affirmative vote of holders of the Outstanding Preferred Stock may also be required in connection with (i) the sale, transfer or disposition of certain assets of the Corporation,
(ii) the merger or consolidation or sale of substantially all of the assets of the Corporation or (iii) the merger, consolidation or sale of substantially all of the assets of the Bank, unless in the case of either (ii) or (iii) the Corporation or the Bank, as the case may be, is the surviving entity or the surviving entity is a bank or bank holding company meeting certain requirements.

      Liquidation Rights. In the event of liquidation, dissolution or winding up of the Corporation, the holders of the outstanding Convertible Preferred Stock and the Floating Rate Preferred Stock are entitled to receive a distribution of $50.00 per share, and the holders of the outstanding DARTS, RP and MMP are entitled to receive a distribution of $100,000 per share, plus, in each case, accrued dividends, if any.

      Redemption. The Corporation has the option to redeem the Outstanding Preferred Stock, in each case, as a whole or in part, on specified dates and at specified redemption prices.


                              PLAN OF DISTRIBUTION

      The Corporation may sell the Preferred Stock: (i) through underwriters;
(ii) to dealers; (iii) through agents; or (iv) directly to a limited number of institutional purchasers or to a single purchaser. The Prospectus Supplement with respect to the Preferred Stock sets forth the name or names of the underwriters, if any, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      If underwriters are used in a sale of any Preferred Stock, such Preferred Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Preferred Stock will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the shares of Preferred Stock to be sold if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If a dealer is utilized in the sale of any Preferred Stock in respect of which this Prospectus is delivered, the Corporation will sell such Preferred Stock to the dealer, as principal. The dealer may then resell such Preferred Stock to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

      The Preferred Stock may be sold by the Corporation through agents designated by the Corporation from time to time. Any such agent involved in the offer or sale of the Preferred Stock in respect of which this Prospectus is delivered will be named, and any fees or commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

      The Preferred Stock may be sold directly by the Corporation to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

      If so indicated in the Prospectus Supplement, the Corporation will authorize underwriters, dealers and agents to solicit offers by certain specified institutions to purchase Preferred Stock from the Corporation at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

      Underwriters, dealers and agents may be entitled, under agreements entered into with the Corporation, to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Any such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

      The place and time of delivery of the Preferred Stock are set forth in the Prospectus Supplement.


                                 LEGAL OPINIONS

      The legality of the Preferred Stock offered hereby will be passed upon for the Corporation by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, and, if underwriters are utilized, on behalf of such underwriters by such counsel, which will be named in the Prospectus Supplement, as such underwriters may select.


                                     EXPERTS

      The consolidated statements of condition of the Corporation as of December 31, 1990 and 1989, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1990, and the consolidated statements of condition of the Bank as of December 31, 1990 and 1989 incorporated by reference in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1990 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.